UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 6)

PETROHAWK ENERGY CORPORATION
(Name of Subject Company (Issuer))

NORTH AMERICA HOLDINGS II INC.
a wholly owned subsidiary of

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.
a wholly owned subsidiary of

BHP BILLITON LIMITED
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number of Class of Securities)

Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
+61 1300 55 47 57
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

James C. Morphy
Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,158,162,297	$1,411,563

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $38.75, the per share tender offer price, multiplied by the sum of 303,892,075, the number of shares of common stock issued and outstanding (including 2,227,908 shares of restricted stock), plus (b) an amount equal to 9,866,952, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $38.75. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of July 15, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,411,563	Filing Party:	Purchaser, Parent and BHP Billiton Limited (each as defined below)
Form or Registration No.:	Schedule TO	Date Filed:	July 25, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 6 (this “Amendment”) amends and supplements Items 4 and 12 in the Tender Offer Statement on Schedule TO, filed on July 25, 2011 with the Securities and Exchange Commission by BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (“BHP Billiton Limited”), BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of BHP Billiton Limited, and North America Holdings II Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, as amended on July 27, 2011, July 28, 2011, August 10, 2011, August 15, 2011 and August 18, 2011 (as amended, the “Schedule TO”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 4.	Terms of the Transaction.

The section of the Offer to Purchase entitled “Terms of the Offer” is hereby amended and supplemented by adding the following at the end thereof:

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, August 19, 2011. On August 21, 2011, BHP Billiton issued a press release announcing that the Depositary has advised Purchaser that, as of the Expiration Date, approximately 293.9 million Shares had been validly tendered and not validly withdrawn pursuant to the Offer, including approximately 36.0 million Shares tendered by guaranteed delivery, which tendered shares represent approximately 97.4% of the total outstanding Shares. Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date. As the final step of the acquisition process and following payment for all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date, Parent and Purchaser expect to effect a short-form merger of Purchaser with and into Petrohawk under Delaware law as promptly as practicable. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares then owned by Parent, Petrohawk or any of their respective direct or indirect wholly owned subsidiaries, in each case other than on behalf of third parties, and (ii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will cease to be issued and outstanding and will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

A copy of the press release issued by BHP Billiton announcing the expiration of the Offer and the intention to effect the Merger is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release, issued by BHP Billiton, dated August 21, 2011

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NORTH AMERICA HOLDINGS II INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON PETROLEUM (NORTH AMERICA) INC.

By:	/s/ David Powell
Name:   David Powell
Title:     Vice President

BHP BILLITON LIMITED

By:	/s/ David A. Williamson
Name:   David A. Williamson
Title:     Head of Group Legal and Chief
              Compliance Officer

Dated: August 22, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated July 25, 2011*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on July 25, 2011*
(a)(1)(G)	Joint Press Release issued by BHP Billiton and Petrohawk dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(H)	Presentation (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(I)	Transcript of Investor Briefing Teleconference (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(J)	Transcript of Media Briefing Teleconference (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(a)(1)(K)	Joint Press Release, issued by BHP Billiton and Petrohawk, dated July 25, 2011*
(a)(5)(A)	Joint Press Release, issued by BHP Billiton and Petrohawk, dated August 17, 2011*
(a)(5)(B)	Press Release, issued by BHP Billiton, dated August 21, 2011
(b)(1)	New Facilities Agreement, dated as of August 18, 2011, by and among BHP Billiton Limited, BHP Billiton Plc, BHP Billiton Finance Limited, BHP Billiton Finance Plc and the Lenders*
(d)(1)	Agreement and Plan of Merger, dated as of July 14, 2011, by and among BHP Billiton Limited, Parent, Purchaser and Petrohawk (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by BHP Billiton Limited, Parent and Purchaser with the Securities and Exchange Commission on July 15, 2011)*
(d)(2)	Executive Retention Agreement, dated as of July 14, 2011, between Petrohawk and Floyd Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(3)	Form of Executive Retention Agreement between Petrohawk and the 90 Day Executive (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(4)	Form of Executive Retention Agreement between Petrohawk and the 180 Day Executive (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(5)	Form of Executive Retention Agreement between Petrohawk and the 2014 Executives (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(d)(6)	Form of Executive Retention Agreement between Petrohawk and the 2012 Executives (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Petrohawk on July 20, 2011)*
(g)	Not applicable
(h)	Not applicable

*	Previously filed